UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMPRIVATA, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45323J103

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45323J103

1.	Names of Reporting Persons. Polaris Venture Partners III, L.P. (“PVP III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,686,498 shares , except that (i) Polaris Venture Management Co. III, L.L.C. (“PVM III”), the general partner of PVP III, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM III, may be deemed to have shared power to vote these shares and Terrance G. McGuire (“McGuire”), a managing member of PVM III, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,686,498 shares, except that (i) PVM III, the general partner of PVP III, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,686,498 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45323J103

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund III, L.P. (“PVPE III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

69,076 shares, except that (i) PVM III, the general partner of PVPE III, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM III, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

69,076 shares, except that (i) PVM III, the general partner of PVPE III, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,076 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45323J103

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund III, L.P. (“PVPFF III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

42,002 shares, except that (i) PVM III, the general partner of PVPFF III, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM III, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

42,002 shares, except that (i) PVM III, the general partner of PVPFF III, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM III, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,002 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45323J103

1.	Names of Reporting Persons. Polaris Venture Management Co. III, L.L.C. (“PVM III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,797,576 shares, of which 2,686,498 shares are directly owned by PVP III, 69,076 shares are directly owned by PVPE III and 42,002 shares are directly owned by PVPFF III, except that Flint, a managing member of PVM III (which is the general partner of PVP III, PVPE III, and PVPFF III and may be deemed to have sole power to vote these shares), may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM III, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,797,576 shares, of which 2,686,498 shares are directly owned by PVP III, 69,076 shares are directly owned by PVPE III and 42,002 shares are directly owned by PVPFF III, except that Flint, a managing member of PVM III (which is the general partner of PVP III, PVPE III, and PVPFF III and may be deemed to have sole power to dispose of these shares), may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM III, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,576 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45323J103

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,797,576 shares, of which 2,686,498 shares are directly owned by PVP III, 69,076 shares are directly owned by PVPE III and 42,002 shares are directly owned by PVPFF III, except that, PVM III, as the general partner of PVP III, PVPE III and PVPFF III, may be deemed to have sole power to vote the shares and McGuire, as a managing member of PVM III, may be deemed to have shared power to vote the shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,797,576 shares, of which 2,686,498 shares are directly owned by PVP III, 69,076 shares are directly owned by PVPE III and 42,002 shares are directly owned by PVPFF III, except that, PVM III, as the general partner of PVP III, PVPE III and PVPFF III, may be deemed to have sole power to dispose of the shares and McGuire, as a managing member of PVM III, may be deemed to have shared power to dispose of the shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,576 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45323J103

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,797,576 shares, of which 2,686,498 shares are directly owned by PVP III, 69,076 shares are directly owned by PVPE III and 42,002 shares are directly owned by PVPFF III, except that, PVM III, as the general partner of PVP III, PVPE III and PVPFF III, may be deemed to have sole power to vote the shares and Flint, as a managing member of PVM III, may be deemed to have shared power to vote the shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,797,576 shares, of which 2,686,498 shares are directly owned by PVP III, 69,076 shares are directly owned by PVPE III and 42,002 shares are directly owned by PVPFF III, except that, PVM III, as the general partner of PVP III, PVPE III and PVPFF III, may be deemed to have sole power to dispose of the shares and Flint, as a managing member of PVM III, may be deemed to have shared power to dispose of the shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,576 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45323J103

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2015 (the “Original Schedule 13D”), together with the this Amendment No. 1, the “Schedule 13D”), by the Reporting Persons, with respect to shares of Common Stock of the Issuer beneficially owned by the Reporting Persons. This Amendment No. 1 is being filed to report the disposition of Common Stock by the Reporting Persons that resulted from a sale of Common Stock. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13D is as set forth in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following statements:

On August 11, 2015, PVP III sold 1,601,292 shares of Common Stock, PVPE III sold 41,174 shares of Common Stock and PVPFF III sold 25,034 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

The information below is based on a total of 25,006,037 shares of Common Stock outstanding as reported on the Issuer’s Form 10-Q, Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as filed with the Securities and Exchange Commission of November 6, 2015.

(a) PVP III directly beneficially owns 2,686,498 shares of Common Stock, or approximately 10.7% of the Common Stock outstanding. PVPE III directly beneficially owns 69,076 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding. PVPFF III directly beneficially owns 42,002 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. PVM III, as the general partner of PVP III, PVPE III and PVPFF III, may be deemed to indirectly beneficially own the securities owned by PVP III, PVPE III and PVPFF III.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

CUSIP No. 45323J103

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A	Agreement Regarding the Joint Filing of Schedule 13D

B	Power of Attorney

C	Power of Attorney

D	Power of Attorney

CUSIP No. 45323J103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

POLARIS VENTURE PARTNERS III, L.P.

By:	Polaris Venture Management Co. III, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND III, L.P.

By:	Polaris Venture Management Co. III, L.L.C.

By:	*
Authorized Signatory

CUSIP No. 45323J103

POLARIS VENTURE PARTNERS FOUNDERS’ FUND III, L.P.

By:	Polaris Venture Management Co. III, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. III, L.L.C.

By:	*
Authorized Signatory

*
JONATHAN A. FLINT

*
TERRANCE G. MCGUIRE

*By:	/s/ Mary Blair
Name: Mary Blair
Attorney-in-Fact